GREEN BANCORP

First Quarter
March 31, 2018
Investor Presentation

NASDAQ: GNBC

Safe Harbor

The following information contains, or may be deemed to contain, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) giving Green Bancorp, Inc.'s ("Green Bancorp") expectations or predictions of future financial or business performance or conditions. Most forward-looking statements contain words that identify them as forward-looking, such as "plan", "seek", "expect", "intend", "estimate", "anticipate", "believe", "project", "opportunity", "target", "goal", "growing", "continue", "positions," "prospects" or "potential," by future conditional verbs such as "will", "would", "should", "could" or "may", or by variations of such words or by similar expressions that relate to future events, as opposed to past or current events, or negatives of such words. By their nature, forward-looking statements are not statements of historical facts and involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These statements give Green Bancorp's current expectation of future events or its future performance and do not relate directly to historical or current events or Green Bancorp's historical or future performance. As such, Green Bancorp's future results may vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this presentation, possibly to a material degree.

Green Bancorp cannot assure you that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any long-term financial goals will be realized. All forward-looking statements included in this presentation speak only as of the date made, and Green Bancorp undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, Green Bancorp cautions you not to place undue weight on certain forward-looking statements pertaining to potential growth opportunities or long-term financial goals set forth herein. Green Bancorp's business is subject to numerous risks and uncertainties, which may cause future results of operations to vary significantly from those presented herein.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Information

This document includes the presentation of both GAAP (generally accepted accounting principles) and non-GAAP financial measures. Green Bancorp's management uses certain non–GAAP financial measures to evaluate its performance and believes that the presentation of non-GAAP financial measures is useful to investors because it provides investors with a more complete understanding of Green Bancorp's operational results and a meaningful comparison of Green Bancorp's performance between periods. Non-GAAP financial measures presented in this presentation or other presentations, press releases and similar documents issued by Green Bancorp may include, but are not limited to, net income excluding amortization of core deposit intangibles (net of tax), tangible book value per common share, the return on average tangible common equity ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, and allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount, net operating earnings, diluted operating earnings per share, net pre-tax pre-provision operating earnings, pre-tax pre-provision operating return on average assets, operating earnings on average assets, operating earnings adjusted for amortization of core deposit intangibles, operating return on average tangible common equity, operating efficiency ratio. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by comparable companies. Management may use these non-GAAP financial measures to establish operational goals and, in some cases, for measuring the performance of Green Bancorp. Please refer to the "GAAP to Non-GAAP Reconciliations" in the Annex of this presentation for a reconciliation of non-GAAP financial measures used in this presentation.

Company Snapshot

Overview

- Headquartered in Houston, Texas
- Established in 2006 via merger with Redstone Bank; completed IPO in 2014
- Focused on commercial and private banking relationships across a variety of industries, predominantly in the "Texas Triangle"

Company Highlights

Listing	NASDAQ: GNBC
Market Capitalization (May 1, 2018)	$834
Total Branches	21
Balance Sheet – Quarter Ended March 31, 2018	
Total Assets	$4,225
Total Loans	$3,144
Total Deposits	$3,454
Tangible Book Value Per Common Share	$10.10
Asset Quality – Quarter Ended March 31, 2018	
NPAs / Total Assets	2.00%
NCOs / Average Loans	0.08%
Profitability – Quarter Ended March 31, 2018	
ROAA	0.90%
ROATCE	10.47%
Efficiency Ratio	50.81%

$ in millions, except per share

Branch Map


Joy
Graham
Carrollton
Plano
Greenville
Fort Worth
Irving
Garland
Arlington
Dallas
Van
Tyler
Stephenville
Cleburne
Corsicana
Clifton
Waco
Mexia
Palestine
Crockett
Davy Crockett National Forest
Killeen
Centerville
Georgetown
Bryan
Huntsville
Sam Houston National Forest
Austin
Conroe
Brenham
The Woodlands
San Marcos
Houston
Pasadena
San Antonio
Gonzales
Missouri City
Texas City

First Quarter 2018 Significant Items

- Net income totaled $9.4 million, or $0.25 per diluted common share, in the first quarter of 2018, up from $2.6 million, or $0.07 per diluted common share, in the fourth quarter of 2017
- First quarter 2018 results were negatively impacted by $0.4 million, or $0.01 per diluted common share (net of tax), in expenses related to the shelf and secondary offering, which was completed in February
- Operating fully-diluted earnings per share were $0.26
  - First quarter 2018 results were negatively impacted by $9.7 million in provision for loan losses, of which $3.8 million was related to energy loans and $5.9 million was related to the downgrade of a syndicated healthcare credit
- The operating efficiency ratio was 49.90% in the first quarter of 2018 and represented the fourth consecutive quarter below 50.00%
- The net interest margin was 3.87% in the first quarter of 2018, up 23 basis points from 3.64% in the fourth quarter of 2017
- Noninterest bearing deposits increased by $46.1 million during the first quarter of 2018 and now comprise 24.6% of total deposits
- Pre-tax, pre-provision operating return on average assets was 2.10% (annualized) in the first quarter of 2018, representing the fourth consecutive quarter above 2.00%
- Subsequent to the end of the first quarter, the Board of Directors approved the Company’s first regular quarterly cash dividend of $0.10 per share, to be paid in May 2018

Fully Diluted EPS and TBVPS

Earnings Per Share


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.19
$0.35
$0.31
$0.07
$0.25
1Q17
2Q17
3Q17
4Q17
1Q18

Tangible Book Value Per Share


$10.50
$10.25
$10.00
$9.75
$9.50
$9.25
$9.00
$9.25
$9.65
$9.93
$9.97
$10.10
1Q17
2Q17
3Q17
4Q17
1Q18

Investment Highlights

Well Positioned for Growth	• Scalable platform to support significant organic growth • Highly skilled bankers in Houston and Dallas metro areas with capacity to drive growth • Significant liquidity and capital to support growth initiatives
Attractive Core Markets	• Attractive commercial footprint supported by deposit base that is nearly entirely held in Texas • Well positioned for growth: core markets of Houston and Dallas rank * in the Top 5 MSAs in the nation for both estimated 2018-2023 population growth and in the Top 10 for total MSA deposits
Strong Core Earnings Profile	• Branch-light business model delivers efficient funding • 1Q18 pre-tax, pre-provision (PTPP) operating return of $21.7 million, representing an annualized PTPP return on average assets of 2.10% vs. 2.01% for 4Q17 • Asset-sensitive balance sheet benefits from rising interest rates
Capable Strategic Acquirer	• Track record of disciplined acquisitions and successful integrations • Acquisitions have provided significant strategic benefits and opportunities
Proactively Managed Loan Exposure	• Meaningfully reduced energy exposure of $277.4 million to $50.0 million over two years • Energy loans (including HFS) represent 1.6% of total loans as of March 31, 2018 with E&P only 0.6% • Managed commercial real estate exposure down to within regulatory guidance over three quarters
Experienced Management Team	• Management team with significant experience driving the franchise • Track record of successful strategic acquisitions, proactive management of energy exposure and building out origination teams to support growth

(*) Represents Houston and Dallas rank amongst the Top 25 largest U.S. MSAs by population

Scalable Platform with Attractive Growth Profile

Organic Growth

- Highly productive origination team actively generating loans and serving as the primary point of contact for our customers
  - Private and business bankers focus on emerging, affluent and small business customers
  - Commercial and specialty bankers focus on C&I, real estate, mortgage warehouse and SBA loans
- Continue to drive increased productivity of existing bankers

Strategic Acquisitions

- Strategic M&A has been an important growth driver
- Disciplined acquisition strategy to supplement organic growth
- Since 2010:
  - Completed 5 transactions
    - 3 whole-bank, 2 branch
  - Acquired $1.4bn in loans
  - Acquired $1.8bn in deposits

Banking Staff
(as of March 31, 2018)



Private Banker - 3
Business Banker - 11
Commercial Banker - 35
Specialty Banker - 13
Deposit Relationship Manager - 24
3%
13%
41%
15%
28%

Total Loans



'12-'17 CAGR: 22%
$1,205
$26
$1,179
$1,359
$1,359
$1,799
$251
$1,548
$3,131
$1,081
$2,050
$3,098
$3,098
$3,190
$3,190
2012
2013
2014
2015
2016
2017
Total Loans
Acquired in Period

Total Deposits



'12-'17 CAGR: 19%
$1,461
$44
$1,417
$1,447
$1,447
$1,846
$270
$1,576
$3,101
$1,103
$1,998
$3,375
$3,375
$3,397
$3,397
2012
2013
2014
2015
2016
2017
Total Deposits
Acquired in Period

Well Positioned in Attractive Texas Markets

Overview

- Texas remains one of the more attractive states in the U.S. from a demographic and commercial opportunity perspective:
  - Population growth expected to double U.S. average
  - If Texas were a sovereign nation, it would be the world's 12th largest economy (ahead of Australia and just behind Canada)
  - Pro-business environment with no state income taxes
  - 44 of the 51 Fortune 500 companies headquartered in Texas are located near either Houston or Dallas
  - Texas is the #1 exporter in the nation, exporting $232 billion in goods in 2016
  - Third largest share of domestic travel revenue generating $67.5 billion
- Crude oil prices have recovered since their lows in 1Q16, driving stabilization in the production market:

Oil Rig Count	Current	1-Year Ago	% Change
Texas	496	411	+21%
United States	993	824	+21%

Sources: Baker Hughes; oil rig count data as of March 29, 2018 (Note: figures include land, inland waters and offshore), Texas Office of the Governor (Economic Development and Tourism)

Favorable Demographics

	MSA Deposits ($ in billions) *(Top 25 Rank [1])*	2018-2023 Est. Pop. Growth *(Top 25 Rank [1])*	2018-2023 Est. HHI Growth *(Top 25 Rank [1])*
Houston, TX	$ 241 *(#6)*	8.3% *(#1)*	7.7% *(#24)*
Dallas, TX	$ 265 *(#7)*	7.7% *(#4)*	9.8% *(#16)*
Texas	$ 818	7.1%	9.5%
United States	**$ 11,781**	**3.5%**	**8.9%**

Source: Federal Deposit Insurance Corporation; S&P Global Market Intelligence (Demographic data as of September 30, 2017, [1] Represents Houston and Dallas rank amongst the Top 25 largest U.S. MSAs by population)

Continued Strengthening of Texas Economy



350
320
290
260
230
200
Texas Business Cycle Index
330.1
Sep-07
Mar-09
Sep-10
Mar-12
Sep-13
Mar-15
Sep-16
Mar-18

Source: Federal Reserve Bank of Dallas

Well Positioned in Attractive Texas Markets

Houston

- 5th most populous MSA in the U.S. (6.9 million residents)
- 3rd most headquartered location for Fortune 500 companies
- Largest export market in the U.S., with a diverse economy



Houston Employment
Construction 7.0%
Other 12.3%
Trade, Transportation, & Utilities 21.0%
Professional Services 15.2%
Edu. & Health Svcs. 12.9%
Govt. 13.2%
Leisure & Hospitality 10.6%
Manufacturing 7.7%

Dallas

- 4th most populous MSA in the U.S. (7.3 million residents)
- 4th most headquartered location for Fortune 500 companies
- Experienced the largest year-over-year percentage increase in employment among MSAs for 2016



Dallas Real GDP Forecast
4.2% CAGR
$ 353 bn
$ 434 bn
2016
2021

Regional Distribution as of March 31, 2018



Branches
Other 14%
Dallas 33%
Housto n 53%
Total Branches: 21



Bankers
Other 10%
Dallas 37%
Housto n 53%
Total Bankers: 86



Deposits
Other 4%
Dallas 38%
Houston 58%
Total Deposits: $3,454

$ in millions, Source: BEA, Federal Deposit Insurance Corporation, Perryman Group, Texas Workforce Commission, Greater Houston Partnership

Loan Portfolio Overview

Highlights

- Commercial-focused loan portfolio with over 98% of the loan portfolio focused on non-energy loans
- In-footprint focus with portfolio primarily distributed across Houston 53% and Dallas 22%
- Diversified loan portfolio with no concentration to any single industry in excess of 10% of total loans
- Large number of lending relationships with no significant borrower concentration

Loan Portfolio Composition



$3,030
$3,141
$3,089
$3,198
$3,144
8 %
44 %
14 %
29 %
4 %
1 %
8 %
42 %
13 %
30 %
7 %
1 %
8 %
41 %
13 %
30 %
7 %
1 %
8 %
39 %
13 %
33 %
7 %
<1%
8 %
39 %
14 %
33 %
6 %
<1%
1Q17
2Q17
3Q17
4Q17
1Q18
Mtge. Warehouse
C&I
Owner Occ. CRE
CRE
Consumer & Other
Held for Sale

Loan Portfolio Detail as of March 31, 2018

By Class



Acquired
14%
Originated
86%

By Regional Distribution*



Other 8%
Remaining TX, 9%
Central TX, 8%
Dallas
22%
Houston
53%

CRE to Total Risk Based Capital



$1,500
$1,250
$1,000
$750
$500
$250
$0
400%
375%
350%
325%
300%
275%
250%
$1,324
$1,300
$1,252
$1,224
$1,209
345%
318%
288%
276%
260%
$383
$409
$435
$444
$465
1Q17
2Q17
3Q17
4Q17
1Q18
Total RBC
CRE
Ratio

$ in millions, loan balance and corresponding percentages exclude HFS loans, (*) Central TX denotes Austin, San Antonio and San Marcos

Investment Portfolio Overview

Highlights

- Both cash and securities portfolio balances increased in 1Q18:
  - Securities increased to $729 million at March 31, 2018 from $719 million at December 31, 2017
  - Securities comprised 84% of total cash and securities at March 31, 2018, unchanged from December 31, 2017
- Average yield of the securities portfolio was 2.57% in 1Q18, up 10 bps from 2.47% in 4Q17

Portfolio Distribution *



Sector Allocation
Tax-free Muni. 1%
Corp. 2%
SBA 15%
MBS 44%
CMO 38%



Coupon Type
Adj. 15%
Fixed 85%

Total Cash & Securities



Securities[2]
Cash
$ 845
$ 854
$ 887
$ 859
$ 871
30 %
70 %
16 %
84 %
20 %
80 %
16 %
84 %
16 %
84 %
1Q17
2Q17
3Q17
4Q17
1Q18

	1Q17	2Q17	3Q17	4Q17	1Q18
Cash & Sec. % of Assets	21 %	20 %	21 %	20 %	21 %

$ in millions, (*) denotes portfolio distribution based on investment portfolio par value as of March 31, 2018, [2] denotes securities excl. other investments

Deposits & Liquidity

Highlights

- Deposits comprised ~80% of overall funding at March 31, 2018
  - Total deposits increased by $57 million or 1.7% during 1Q18, to $3.5 billion
  - Cost of deposits was 0.79% in 1Q18 up just 2 basis points from 4Q17
- Loan to Deposit ratio was 90.8% at March 31, 2018 and is below the target level of 95%
- Noninterest-bearing deposits increased by $46 million and comprised 25% of deposits as of March 31, 2018

Deposit Composition



$ 3,416
$ 3,360
$ 3,408
$ 3,397
$ 3,454
38%
40%
39%
37%
37%
35%
33%
35%
33%
32%
6%
6%
6%
6%
7%
21%
20%
20%
24%
25%
1Q17
2Q17
3Q17
4Q17
1Q18
Noninterest-bearing
Interest-bearing transaction
MMDA and savings
Certificates and other time

Average Cost of Total Deposits



0.68%
0.72%
0.77%
0.77%
0.79%
1Q17
2Q17
3Q17
4Q17
1Q18

Loan to Deposit Ratio



100%
88.2%
92.9%
90.1%
93.9%
90.8%
1Q17
2Q17
3Q17
4Q17
1Q18

$ in millions

Asset Quality

- Nonperforming assets (NPAs) totaled $84.7 million or 2.00% of period end total assets at March 31, 2018, compared to $71.6 million or 1.68% of period end total assets at December 31, 2017, primarily due to the downgrade of a syndicated healthcare credit
- Allowance for loan losses was 1.22% of total loans held for investment at March 31, 2018, and the allowance for loan losses plus acquired loan net discount to total loans held for investment adjusted for acquired loan net discount was 1.33%
- Provision expense for the first quarter of 2018 was $9.7 million, primarily related to specific reserves, including $3.8 million related to energy loans and $5.9 million to a syndicated healthcare credit

Asset Quality



2.15%
1.80%
2.23%
1.68%
2.00%
0.95%
0.76%
0.78%
0.83%
1.20%
2.86%
2.33%
2.52%
2.22%
2.68%
1Q17
2Q17
3Q17
4Q17
1Q18
NPLs / Total Loans
NPAs / Total Assets
NPAs (Ex-Energy) / Total Assets

Allowance for Loan Losses Ratio *



1.06%
1.02%
1.09%
0.98%
1.22%
1Q17
2Q17
3Q17
4Q17
1Q18

(*) Based on percentage of total gross loans held for investment

Overview of Energy Portfolio Progress

- On April 28, 2016 the Company announced its intent to exit energy lending with $277.4 million of energy loans, the primary objective was to de-risk the loan portfolio, reduce balance sheet volatility and position the company for normalized earnings and growth
- The Company's total energy exposure stood at $50.0 million or 1.6% of total loans as of March 31, 2018 comprised of $17.4 million in energy production loans and $32.6 million in oilfield services loans
  - The $50.0 million of energy loans held for investment are being carried at 61% of outstanding customer principal balance

Net Charge Offs


0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
0.02%
0.05%
0.03%
0.22%
0.08%
-0.02%
0.04%
0.01%
0.02%
0.00%
1Q17
2Q17
3Q17
4Q17
1Q18
NCOs / Avg. Loans
NCOs (Ex-Energy) / Avg. Loans

Energy Portfolio Resolution History


$ 93.7
$ 87.2
$ 86.3
$ 53.0
$ 50.0
$ 62.2
$ 58.7
$ 58.7
$ 32.9
$ 32.6
$ 31.5
$ 28.5
$ 27.6
$ 20.1
$ 17.4
1Q17 (inc. HFS)
2Q17 (inc. HFS)
3Q17 (inc. HFS)
4Q17
1Q18
Energy Production
Oilfield Services

$ in millions

Performance Metrics

ROAA



2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1.76%
2.04%
2.04%
2.01%
2.10%
0.73%
1.26%
1.10%
0.25%
0.90%
1Q17
2Q17
3Q17
4Q17
1Q18
Reported
PTPP Operating *

Net Interest Margin



4.00%
3.75%
3.50%
3.25%
3.47%
3.63%
3.65%
3.64%
3.87%
1Q17
2Q17
3Q17
4Q17
1Q18
Reported

Efficiency Ratio



65%
60%
55%
50%
45%
40%
35%
54.64%
47.83%
50.59%
57.87%
50.81%
54.28%
49.09%
46.49%
47.69%
49.90%
1Q17
2Q17
3Q17
4Q17
1Q18
Reported
Operating

ROATCE



20%
15%
10%
5%
0%
8.88%
15.04%
12.74%
3.02%
10.47%
8.99%
14.66%
13.89%
5.90%
10.81%
1Q17
2Q17
3Q17
4Q17
1Q18
Reported
Operating

(*) Pre-tax, pre-provision operating return on average assets is a non-GAAP measure used by management to evaluate the Company's financial performance

Net Interest Income & Net Interest Margin



Net Interest Income
Net Interest Margin
$45
$40
$35
$30
$25
$20
$15
$10
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
$32.6
$35.3
$36.3
$36.8
$38.2
4.86%
5.02%
5.11%
5.13%
5.42%
4.42%
4.59%
4.69%
4.74%
4.94%
3.47%
3.63%
3.65%
3.64%
3.87%
1Q17
2Q17
3Q17
4Q17
1Q18
NII (L)
NIM (R)
Loan Yield (R)
Loan Yield excl. Fees (R)

$ in millions

Highlights

- NIM increased 23 basis point to 3.87% in 1Q18 driven by:
- Loan yields increased by 29 basis points in 1Q18 driven by:
  - The full quarter benefit of the Fed's December rate increase, and the partial quarter benefit of the March rate increase
  - Funded new production rates were 42 basis points higher than the loan yield excluding fees
  - Stronger loan fees and discount accretion
- Improved earning asset mix
- Cost of deposits including noninterest-bearing was 0.79%, up just 2 basis points from the prior quarter
  - Supported by a continued shift away from higher cost deposits

Noninterest Income



Customer Service Fees
Loan Fees
Gain on sale of guaranteed portion of loans, net
Other
$6
$5
$4
$3
$2
$1
$0
$5.6
10.8%
34.2%
14.8%
40.2%
$5.2
19.3%
16.9%
21.3%
42.4%
$5.0
9.5%
26.0%
17.4%
47.1%
$5.0
8.0%
32.8%
14.0%
45.2%
$5.2
19.2%
18.2%
16.1%
46.4%
1Q17 *
2Q17 *
3Q17 *
4Q17 *
1Q18

(*) Excluding net loss on the sale of held-for-sale loans of $0.1 million in 1Q17, net gain on held-for-sale loans of $0.2 million and net gain on the sale of available-for-sale securities of $0.3 million in 2Q17, net loss on held-for-sale loans of $1.3 million and net loss on the sale of available-for-sale securities of $0.3 million in 3Q17, in addition to net loss on held-for-sale loans of $1.1 million in 4Q17

$ in millions

Noninterest Expense


Salaries and Employee Benefits
Occupancy
Professional & Regulatory Fees
Other
$25
$20
$15
$10
$5
$0
$20.8
19.4%
11.5%
9.6%
59.5%
$19.6
15.4%
9.7%
10.4%
64.5%
$20.1
15.8%
11.6%
10.4%
62.2%
$23.6
18.1%
9.5%
8.8%
63.6%
$22.1
18.6%
10.3%
9.4%
61.7%
1Q17
2Q17
3Q17
4Q17
1Q18

	1Q17	2Q17	3Q17	4Q17	1Q18
Efficiency Ratio	54.6%	47.8%	50.6%	57.9%	50.8%

$ in millions

Capital Position



Holding Company
Bank
Capital Adequacy Level *
10.9%
12.0%
7.0%
11.2%
12.0%
8.5%
13.3%
13.0%
10.5%
9.8%
10.4%
4.0%
CET1
Tier 1 RBC
Total RBC
T1 Leverage

Capital	$388.8	$427.9	$402.3	$427.9	$475.0	$465.2	$402.3	$427.9

(*) denotes fully phased-in capital adequacy to take effect on January 1, 2019, the Basel III Capital Rules will require GNBC to maintain an additional capital conservation buffer of 2.5% CET1, effectively resulting in minimum ratios of 7.0% CET1, 8.5% Tier 1, 10.5% Total RBC and 4.0% minimum leverage ratio

$ in millions

Proven Track Record as a Strategic Acquirer

Overview

- Selective use of strategic acquisitions to augment growth
- Focused on well-managed banks in our target markets with:
  - Favorable market share
  - Low-cost deposit funding
  - Compelling fee income generating business
  - Growth potential
  - Other unique attractive characteristics
- Key metrics used when evaluating acquisitions:
  - EPS accretion / (dilution)
  - TBVPS earn-back
  - IRR
- Reputation as an experienced acquirer
- Maintain discipline in pricing and pursue transactions expected to produce attractive risk adjusted returns

Acquisition History

Date	Target	Value	Loans	Deposits	Branches
October 2015	Patriot	$ 139	$ 1,081	$ 1,103	9
October 2014	SharePlus	$ 48	$ 251	$ 270	4
May 2012	Opportunity	$ 10	$ 26	$ 44	1
October 2011	Main Street	—	$ 13	$ 168	3
October 2010	La Jolla / One West	—	—	$ 188	1
December 2006	Redstone	—	$ 85	$ 183	2

Experienced Management Team

Name and Title	Qualification Details	Education & Experience
 **Manuel J. Mehos** **CEO, Green Bancorp, Inc.** **Chairman, Green Bank**	• Former Chairman / CEO / President of Coastal Bancorp, Inc. • Securities Sales at Goldman, Sachs & Co. • CPA at KPMG	• MBA – University of Texas • BBA – University of Texas • 30 years of banking
 **Geoffrey D. Greenwade** **President, Green Bancorp, Inc.** **President and CEO, Green Bank**	• Wells Fargo — Regional Manager of Business Banking — EVP, Commercial Business Banking • Bank of America — Banking Center President — Lending Manager	• MBA – Baylor University • BBA – Texas A&M University • 32 years of banking
 **Terry S. Earley** **EVP and Chief Financial Officer**	• Yadkin – EVP & CFO • Rocky Mountain Bank – CEO • RBC Bank (USA) – CFO and COO • CPA at KPMG	• BSBA – UNC Chapel Hill • 33 years of banking
 **Donald S. Perschbacher** **EVP and Corporate Chief Credit Officer**	• BBVA Compass Bank – EVP and Credit Risk Executive • Guaranty Bank – Executive VP and Chief Credit Officer • Bank of America – SVP and Senior Approval Officer	• BBA in Finance – Texas A&M University • 32 years of banking

Closing Remarks

- Branch-light business model located in attractive major metropolitan markets in Texas
- Scalable platform to accommodate significant organic growth and enhance profitability
- Credit outlook is stable, and NPA trends are expected to show meaningful improvement over the near term
- Demonstrated ability to grow both loans and deposits organically
- Strong core earnings profile, highlighted by 1Q18 pre-tax, pre-provision (PTPP) operating return of $21.7 million, representing an annualized PTPP return on average assets (ROAA) of 2.10%
- Asset-sensitive balance sheet is well positioned for rising interest rates, as evidenced by net interest margin expansion of 23 basis points in 1Q18
- Significant liquidity and capital levels to support future growth

Appendix

Pre-Tax, Pre-Provision Operating Return



$25
$20
$15
$10
3.0%
2.5%
2.0%
1.5%
$17.4
$20.9
$21.2
$21.3
$21.7
1.76%
2.04%
2.04%
2.01%
2.10%
1Q17
2Q17
3Q17
4Q17
1Q18
PTPP Operating Return (L)
PTPP Operating ROAA (R)

$ in millions

Commercial Real Estate (CRE) Portfolio Detail

By Regional Distribution as of March 31, 2018 *


Central TX, 10%
Remaining TX, 12%
Other, 2%
Dallas 15%
Houston 61%

By Product as of March 31, 2018


Retail, 26%
Multifamily 22%
Office 22%
Residential Real Estate, 2%
Land, 4%
Hospitality, 6%
Senior Housing, 5%
Industrial Warehouse, 13%

CRE vs. ADC as of March 31, 2018


ADC 13%
CRE 87%

(*) Central TX denotes Austin, San Antonio and San Marcos

$ in millions, portfolio detail excludes Farmland per CRE guidance regulations, though it is included in financial reporting

Financial Guidance

- FY18 Net Interest Margin in the range of 3.90% – 4.00% *
- FY18 Net Interest Income in the range of $155 – $170 million
- FY18 Provision Expense in the range of $14 – $18 million
- FY18 Noninterest Income in the range of $21 – $25 million **
- FY18 Noninterest Expense in the range of $86 – $90 million
- FY18 EPS target in the range of $1.70 – $1.80
- FY18 Loan growth in the range of 7% - 9%

(*) Based on assumption of two additional 25 basis point increase to the Fed Funds target rate in 2018
(**) Excludes loss on held for sale loans and available for sale securities

Analyst Coverage

Firm	Analyst	Rating	Price Target	2018E EPS	2019E EPS
Hovde Group	Brian Zabora	Outperform	$27.00	$1.71	$1.95
KBW Keefe, Bruyette & Woods Specialists in Financial Services A Stifel Company	Brady Gailey	Market Perform	$26.00	$1.65	$1.97
PiperJaffray	Brett Rabatin	Overweight	$27.00	$1.71	$1.99
Sandler O'Neill + Partners	Brad Milsaps	Buy	$26.00	$1.70	$2.05
SunTrust Robinson Humphrey	Michael Young	Hold	$24.00	$1.69	$2.07
		Average	**$26.00**	**$1.69**	**$2.01**

GAAP to Non-GAAP Reconciliations

Reconciliation of Total Shareholders' Equity to Tangible Common Equity

	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 468,878	$ 463,795	$ 462,311	$ 451,741	$ 437,288
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,187	8,503	8,835	9,215	9,595
Tangible common equity	$ 375,400	$ 370,001	$ 368,185	$ 357,235	$ 342,402
Common shares outstanding (1)	37,163	37,103	37,096	37,035	37,015
Book value per common share (1)	$ 12.62	$ 12.50	$ 12.46	$ 12.20	$ 11.81
Tangible book value per common share (1)	$ 10.10	$ 9.97	$ 9.93	$ 9.65	$ 9.25

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 627,059 as of March 31, 2018; 754,110 as of December 31, 2017; 467,257 as of September 30, 2017; 465,281 as of June 30, 2017; and 472,653 as of March 31, 2017.

Reconciliation of Avg. Tangible Common Equity to Avg. Common Equity and Net Income excl. Amortization of Core Deposit Intangibles, Net of Tax to Net Income

	For the Quarter Ended				
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	(Dollars in thousands)				
Net income adjusted for amortization of core deposit intangibles					
Net income	$ 9,362	$ 2,619	$ 11,407	$ 12,898	$ 7,212
Adjustments:					
Plus: Amortization of core deposit intangibles	316	330	380	382	380
Less: Tax benefit at the statutory rate	66	133	133	134	133
Net income adjusted for amortization of core deposit intangibles	$ 9,612	$ 2,833	$ 11,654	$ 13,146	$ 7,459
Average Tangible Common Equity					
Total average shareholders' equity	$ 466,015	$ 465,859	$ 457,303	$ 445,334	$ 435,695
Adjustments:					
Average goodwill	85,291	85,291	85,291	85,291	85,291
Average core deposit intangibles	8,343	8,661	9,065	9,461	9,844
Average tangible common equity	$ 372,381	$ 371,907	$ 362,947	$ 350,582	$ 340,560
Return on Average Tangible Common Equity (Annualized)	10.47 %	3.02 %	12.74 %	15.04 %	8.88 %

Reconciliation of Allowance for Loan Losses plus Acquired Loans Net Discount to Total Loans adj. for Acquired Loan Net Discount

	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 38,233	$ 31,220	$ 33,480	$ 31,991	$ 31,936
Plus: Net discount on acquired loans	3,495	4,371	5,112	6,240	7,314
Total allowance plus acquired loan net discount	$ 41,728	$ 35,591	$ 38,592	$ 38,231	$ 39,250
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,136,336	$ 3,190,485	$ 3,071,761	$ 3,123,355	$ 3,012,275
Plus: Net discount on acquired loans	3,495	4,371	5,112	6,240	7,314
Total loans adjusted for acquired loan net discount	$ 3,139,831	$ 3,194,856	$ 3,076,873	$ 3,129,595	$ 3,019,589
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.33 %	1.11 %	1.25 %	1.22 %	1.30 %

Reconciliation of Net Operating Earnings and Selected Performance Metrics

	For the Quarter Ended				
	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
	(Dollars in thousands, except per share data)				
Operating Earnings					
Net Income (loss)	$ 9,362	$ 2,619	$ 11,407	$ 12,898	$ 7,212
Plus: Loss (gain) on sale of securities available-for-sale, net	-	-	332	(294)	-
Plus: Loss (gain) on held for sale loans, net	-	1,098	1,294	(222)	138
Plus: Stock based compensation expense for performance option vesting	-	3,051	-	-	-
Plus: Shelf and secondary offering expenses	397	-	-	-	-
Less: Tax benefit at the statutory rate	83	1,452	569	(181)	48
Net operating earnings	$ 9,676	$ 5,316	$ 12,464	$ 12,563	$ 7,302
Weighted average diluted shares outstanding	37,586	37,393	37,332	37,264	37,238
Diluted earnings (loss) per share	$ 0.25	$ 0.07	$ 0.31	$ 0.35	$ 0.19
Diluted operating earnings per share	0.26	0.14	0.33	0.34	0.20
Pre-Tax, Pre-Provision Operating Earnings					
Net Income	$ 9,362	$ 2,619	$ 11,407	$ 12,898	$ 7,212
Plus: Provision for income taxes	2,322	10,142	5,895	6,985	3,942
Plus: Provision for loan losses	9,663	4,405	2,300	1,510	6,145
Plus: Loss (gain) on sale of securities available-for-sale, net	—	—	332	(294)	—
Plus: Loss (gain) on held for sale loans, net	—	1,098	1,294	(222)	138
Plus: Stock based compensation expense for performance option vesting	—	3,051	—	—	—
Plus: Shelf and secondary offering expenses	397	-	—	—	—
Net pre-tax, pre-provision operating earnings	$ 21,744	$ 21,315	$ 21,228	$ 20,877	$ 17,437
Total average assets	$ 4,204,200	$ 4,204,105	$ 4,131,706	$ 4,096,386	$ 4,016,744
Pre-Tax, Pre-Provision Operating Return on Average Assets (annualized)	2.10 %	2.01 %	2.04 %	2.04 %	1.76 %

Reconciliation of Net Operating Earnings and Selected Performance Metrics (Continued)

	For the Quarter Ended				
	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
	(Dollars in thousands, except per share data)				
Average Total Assets	$ 4,204,200	$ 4,204,105	$ 4,131,706	$ 4,096,386	$ 4,016,744
Return on average assets	0.90 %	0.25 %	1.10 %	1.26 %	0.73 %
Operating Earnings on Average Assets (Annualized)	0.93	0.50	1.20	1.23	0.74
Operating earnings adjusted for amortization of core deposit intangibles					
Operating earnings	$ 9,676	$ 5,316	$ 12,464	$ 12,563	$ 7,302
Adjustments:					
Plus: Amortization of core deposit intangibles	316	330	380	380	380
Less: Tax benefit at the statutory rate	66	116	133	133	133
Operating earnings adjusted for amortization of core deposit intangibles	$ 9,926	$ 5,530	$ 12,711	$ 12,810	$ 7,549
Average Tangible Common Equity					
Total average shareholders' equity	$ 466,015	$ 465,859	$ 457,303	$ 445,334	$ 435,695
Adjustments:					
Average goodwill	85,291	85,291	85,291	85,291	85,291
Average core deposit intangibles	8,343	8,661	9,065	9,461	9,844
Average tangible common equity	$ 372,381	$ 371,907	$ 362,947	$ 350,582	$ 340,560
Operating Return on Average Tangible Common Equity (Annualized)	10.81 %	5.90 %	13.89 %	14.66 %	8.99 %
Efficiency ratio	50.81 %	57.87 %	50.59 %	47.83 %	54.64 %
Operating efficiency ratio	49.90	47.69	46.49	49.09	54.28